June 16, 2011

Joel Parker
Accounting Branch Chief
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, DC 20549

Re:	Capstone Therapeutics Corp. Item 4.01 Form 8-K Filed on June 10, 2011 File No. 001-33560

Your letter dated June 14, 2011.

Mr. Parker:

Following is our response to your letter dated June 14, 2011. We have included your specific comment prior to our response to facilitate your review.

Item 4.01
1. Please revise the last paragraph to specify the subsequent interim period as the interim period through the date of engagement which was June 10, 2011. Your current disclosure only goes through June 6, 2011.

Our Response:

We engaged Moss Adams LLP as our new independent registered public accountant on June 10, 2011. We acknowledge that the period of time required to be covered by the disclosures in Regulation S-K Item 304(a)(2) ends on the date the new auditor is engaged (in our case, June 10, 2011) rather than the date on which the prior auditor is terminated (in our case, June 6, 2011).  In our Form 8-K filing, we inadvertently referred to the date on which we terminated our prior auditor as the date through which we had not engaged in the types of consultation with our newly engaged auditor that are reportable pursuant to Item 304(a)(2).  In this regard, however, we call the staff’s attention to the language of Regulation S-K Item 304(a)(2) which requires the indicated disclosures only where the registrant has consulted with the newly engaged accountant regarding the matters specified.  No disclosure is necessary if there were no such consultations.  The staff has confirmed this reading of the regulation in the context of the terminated auditor in Question 111.02 in the Regulation S-K Compliance and Disclosure Interpretations.    Accordingly, we believe our disclosure was accurate and not misleading and no Form 8-K amendment is necessary to change the stated date.

However, we confirm to the staff supplementally that during our two most recent fiscal years and during the subsequent interim period from January 1, 2011 through June 10, 2011, neither the Company nor anyone acting on its behalf consulted with Moss Adams LLP regarding any of the matters or events set forth in Item 304(a)(2) of Regulation S-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if we can be of further assistance.

Sincerely,

/s/   Les M. Taeger

Les M. Taeger
Senior Vice President and Chief Financial Officer
Capstone Therapeutics Corp.

1275 West Washington Street, Suite 101 ● Tempe, AZ  85281 ● Office 602-286-5520 ● Fax 602-926-2641●www.capstonethx.com